Exhibit 8.1

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

May 19, 2005

Ashland Inc.

Tax Consequences of Reorganization

Ladies and Gentlemen:

We have acted as U.S. tax counsel for Ashland Inc. (“Ashland”) in connection with a series of transactions (the “Transactions”). The Transactions involve, in this order, (1) the partial redemption (the “MAP Partial Redemption”) by Marathon Ashland Petroleum LLC (“MAP”) of Ashland’s interest in MAP, (2) the transfer of certain assets and liabilities of Ashland to ATB Holdings, Inc., a newly formed Delaware corporation wholly owned by Ashland (“HoldCo”), (3) the merger of Ashland into EXM LLC (“New Ashland LLC”), a newly formed Kentucky limited liability company wholly owned by HoldCo (clauses (2) and (3) together, the “Reorganization Merger”), (4) the borrowing by HoldCo of cash, transfer by HoldCo of such cash to New Ashland LLC, and merger of New Ashland LLC into New EXM Inc. (“New Ashland Inc.”), a newly formed wholly owned subsidiary of HoldCo (such transfer of cash and merger together, the “Conversion Merger”), (5) the distribution by HoldCo of the New Ashland Inc. stock to the shareholders of HoldCo on the basis of one share of New Ashland Inc. common stock for each outstanding share of HoldCo common stock, and (6) the merger (the “Acquisition Merger”) of HoldCo into Marathon Domestic LLC (“Merger Sub”), a Delaware limited liability company wholly owned by Marathon Oil Corporation (“Marathon”).

The Transactions will occur pursuant to a Master Agreement (the “Master Agreement”) dated March 18, 2004 (as amended), among Ashland, Marathon, and certain of their affiliates, and certain Ancillary Agreements as defined in the Master Agreement. The Ancillary Agreements include an Amended and Restated Tax Matters Agreement (the “Tax Matters Agreement”) and an Assignment and Assumption Agreement (Maleic

Business) (the “Maleic Agreement”). The Maleic Agreement provides for certain post-closing payments between Marathon and New Ashland Inc. regarding certain working capital adjustments with respect to the Maleic Business (“True-up Payments”). In addition, the LLC Agreement for MAP (the “MAP LLC Agreement”) has been amended, and MAP is entering into a Receivables Sales Facility referred to in the amended MAP LLC Agreement. The agreements and amendments relating to the Transaction (including the Receivables Sales Facility and the underlying documents therefor) are referred to herein as the “Transaction Documents”. In addition, Ashland, Marathon and certain of their respective affiliates have executed a closing agreement with the Internal Revenue Service with respect to the U.S. Federal income tax treatment of the Transactions (the “Closing Agreement”).

In connection with the transactions, you have requested us to provide the opinions stated herein with respect to the U.S. Federal income tax treatment of the Transactions. In providing these opinions, we have examined such documents as we have deemed necessary or appropriate, including the Transaction Documents and the Closing Agreement.

Furthermore, in providing these opinions, we assume that the Transactions will be carried out in accordance with the Transaction Documents and in the manner described in the Closing Agreement, and we assume the accuracy of the representations and other statements made in the Closing Agreement. We have also assumed that the Closing Agreement will be valid and binding on all parties to that agreement. In addition, we have assumed, based on information provided by Ashland, that the aggregate amount of gain to the parties as a result of the True-up Payments is not expected to exceed $5 million.

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that the following are the U.S. Federal income tax consequences of certain aspects of the Transactions:

1. Ashland shareholders will not recognize any gain, loss or income as a result of the Transactions (except for any gain, loss or income as a result of cash received by dissenting shareholders in the Reorganization Merger or cash received in lieu of fractional shares pursuant to the Acquisition Merger).

2. Each Ashland shareholder will apportion its tax basis in its Ashland common stock ratably between the New Ashland Inc. common stock and Marathon common stock it receives in the Transactions in proportion to the relative fair market values of such New Ashland Inc. common stock and Marathon common stock on the date of the Distribution and Acquisition Merger.

3. The holding period of the shares of New Ashland Inc. common stock and shares of Marathon common stock received by a shareholder in the Transactions will include the period during which that shareholder held its shares of Ashland common stock exchanged in the Transactions, provided that the Ashland common stock was held as a capital asset on the date of the Distribution and Acquisition Merger.

4. No gain, loss or income will be recognized by Marathon, Ashland, HoldCo or New Ashland Inc. as a result of the Transactions other than (i) possible gain under Section 355(e) of the Internal Revenue Code and (ii) gain (not expected to exceed $5 million in the aggregate) as a result of the True-up Payments.

We are not providing any opinion concerning any aspects of the Transactions other than those opinions specifically provided herein. This opinion letter is being delivered to you on the understanding that neither it nor its contents may be published, communicated or otherwise made available, in whole or in part, to any other person or entity without, in each instance, our specific prior written consent. We have no obligation to notify you of changes in law that may change the conclusions expressed herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 of ATB Holdings Inc. and New EXM Inc. and the Registration Statement on Form S-4 of Marathon Oil Corporation. We also consent to the use of our name under the caption “Legal Matters” in the proxy statement/prospectus included in such Registration Statements and to the discussion of this opinion letter in such proxy statement/prospectus. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,
/s/ Cravath, Swaine & Moore LLP

Ashland Inc.

50 E. RiverCenter Blvd.

Covington, Kentucky 41012

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